As filed with the U.S. Securities and Exchange Commission on February 23, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

TNT NV
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

The Netherlands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Depositary Management Corporation
570 Lexington Avenue, 44th Floor
New York, NY 10022
 (212) 319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☐	immediately upon filing
☐	on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of TNT NV	100,000,000 American Depositary Shares	$0.05	$5 ,000,000	$196.50
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

(ii) The procedure for voting, if any, the deposited securities	Articles 16 and 17

(iii) The collection and distribution of dividends	Article 14

(iv) The transmission of notices, reports and proxy soliciting material	Articles 13 and 16

(v) The sale or exercise of rights	Articles 14, 16 and 18

(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 3, 6, 14 and 18

(vii) Amendment, extension or termination of the deposit agreement	Articles 22 and 23

(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 13

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 6, 7, 9 and 10

(x) Limitation upon the liability of the depositary	Articles 7, 8, 19 and 20

3. Fees and Charges	Article 10

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)          Statement that  TNT NV publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its Internet Web site (group.tnt.com) or through an electronic information delivery system generally available to the public in its primary trading market. The Depositary does not assume any duty to determine if the Company is complying with the current requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934 or to take any action if the Company is not complying with those requirements.
Article 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of  Amended and Restated Deposit Agreement dated as of February 27, 2009 among TNT NV, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on February 23, 2009.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, TNT NV certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on 20 February, 2009.

TNT NV

By:	/s/C.H. van Dalen
Name: C.H. van Dalen
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint M.P. (Peter) Bakker and C.H. (Henk) van Dalen and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933,  and all post effective amendments thereto and to file the same,  with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/M.P. (Peter) Bakker	Chief Executive Officer and Chairman	February 22, 2009
Name: M.P. (Peter) Bakker	of the Management Board

/s/C.H. (Henk) van Dalen	Chief Financial Officer and	February 20, 2009
Name: C.H. (Henk) van Dalen	Member of Management Board

/s/H.M. (Harry) Koorstra	Member of Management Board	February 23, 2009
Name: H.M. (Harry) Koorstra

/s/George Boychuk	Authorized U.S. Representative	February 23, 2009
Name: George Boychuk

INDEX TO EXHIBITS

Exhibit Number

(a)
Form of Amended and Restated Deposit Agreement (including the Form of ADR), among TNT NV, JPMorgan Chase Bank, N.A., as depositary, and the holders from time to time of American Depositary Receipts issued thereunder.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.